EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

July 3, 2013	Trading Symbols: TSX Venture – CLH US OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL GOLD ANNOUNCES AMENDEDMENT TO
AND CLOSE OF PRIVATE PLACEMENT

Coral Gold Resources Ltd. (the “Company”) announces that the non-brokered private placement (the “Offering”) announced on May 30, 2013 has been re-priced to $0.10 per Unit, and that it has raised aggregate proceeds of $369,450 through the sale of 3,694,500 Units. Each Unit consists of one common share and one common share purchase warrant (the “Warrants”) exercisable at a price of $0.15 per warrant for a period of 24 months. In the event that, after four months and one day after the closing of the Offering, the volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange, exceeds C$0.30 for a period of 15 consecutive trading days, the Company may, after such event, provide notice to the warrant holders of early expiry and thereafter, the Warrants will expire on the date which is 30 days after the date of notice to warrant holders.

The proceeds of the offering will be used for general working capital purposes. The Company has agreed to pay finders’ fees relating to a portion of the Offering in accordance with TSX Venture Exchange policy. Securities issued pursuant to this offering will be subject to a four month regulatory hold period commencing from the date of closing. The Offering is subject to TSX Venture Exchange acceptance of requisite regulatory filings. All securities issued pursuant to the private placement will be subject to a hold period of four months and one day from the closing date.

ON BEHALF OF THE BOARD

"David Wolfin"
_________________________________

David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.